EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Performant Financial Corporation:
We consent to the incorporation by reference in the registration statement (No. 333-184657) on Form S-8 of Performant Financial Corporation of our report dated March 13, 2015, with respect to the consolidated balance sheets of Performant Financial Corporation as of December 31, 2014 and 2013, and the related consolidated statements of operations, changes in redeemable preferred stock and stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2014, and the related Schedule II, which report appears in the December 31, 2014 annual report on Form 10-K of Performant Financial Corporation.
/s/ KPMG LLP
San Francisco, California
August 10, 2015